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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                      Saztec International, Incorporated
-------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 805842 10 1
-------------------------------------------------------------------------------
                                (CUSIP Number)


                              Mr. Manish H. Modi
                        Datamatics Technologies Limited
                           Unit 117-120, SDF4, SEEPZ
                      Andheri (East), Mumbai 400096, INDIA
                         telephone no. +91-22-829-1695
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 3, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805842 10 1
         -----------------

------------------------------------------------------------------------------
 1.   Names of Reporting Person: Datamatics Technologies Limited

      I.R.S. Identification Nos. of above persons (entities only): (not applicable)
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a member of a Group*
      (a) [_]
      (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds*

      WC
------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Mumbai, India
------------------------------------------------------------------------------
                     7.   Sole Voting Power

    NUMBER OF             3,745,951**
      SHARES       -----------------------------------------------------------
                     8.   Shared Voting Power
   BENEFICIALLY
     OWNED BY             1,034,181
                   -----------------------------------------------------------
       EACH          9.   Sole Dispositive Power
    REPORTING
                          3,745,951**
                   -----------------------------------------------------------
      PERSON         10.  Shared Dispositive Power
       WITH
                          NIL
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person

      4,780,132**
------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares*

      NOT APPLICABLE
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      67.5%**
------------------------------------------------------------------------------
14.   Type of Reporting Persons*

      CO
------------------------------------------------------------------------------
                    ** Subject to upward adjustment as described in Item 4.
------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!


    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. Security and Issuer:

   This statement relates to the common stock, without par value, of Saztec International, Inc. (the "Company").

   The principal executive offices of the Company are located at 43 Manning Road, Billerica, MA 01821.

2. Identity and Background:

   This Schedule 13D is being filed by Datamatics Technologies Limited ("Datamatics"):

     (a) Datamatics Technologies Limited

     (b) Unit 117-120, SDF4, SEEPZ, Andheri (East), Mumbai 400096

     (c) A corporation organized pursuant to the laws of Mumbai, India, which engages in (i) computer programming and (ii) data processing.

     (d) During the last five (5) years, Datamatics has not been convicted in any criminal proceeding.

     (e) During the last five (5) years, Datamatics has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   The following background information is provided pursuant to Instruction C with respect to each of the executive corporate officers and directors of
   Datamatics:

     (a) The directors and executive corporate officers of Datamatics are listed in Appendix A.

     (b) The business address of each person listed on Appendix A (unless otherwise noted on Appendix A) is: c/o Datamatics Technologies Limited; Unit 117-120, SDF4, SEEPZ, Andheri (East), Mumbai 400096

     (c) Appendix A lists the present employment of each of the directors and executive officers of Datamatics.

     (d) To the best knowledge of Datamatics, no person named in Appendix A has been convicted in any criminal proceeding during the last five (5) years.

     (e) To the best knowledge of Datamatics, no person named in Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each person named in Appendix A is a citizen of India other than Mr. Rahul Kanodia who is a citizen of the United States.

3. Source and Amount of Funds or Other Consideration:

   The source of funds used to purchase the common stock, in the approximate aggregate amount of U.S. $948,542, and the source of funds ($550,000) loaned to the Company as described in Item 4 below, was working capital of Datamatics.

4. Purpose of Transaction:

   On October 18, 2000, Datamatics concluded the purchase of an aggregate of 2,018,174 shares of common stock of the Company, at a purchase price of $0.47 per share ($948,542 in the aggregate) from Tallard Infologix, N.V., a Netherland corporation ("Infologix"), a wholly-owned subsidiary of Tallard, B.V., and from Maida Vale Limited, a British Virgin Islands company ("Maida Vale"). Maida Vale is an affiliate of Infologix. For further information concerning the relationship between Infologix and Maida Vale and other parties that may be deemed to control, or that constitute affiliates of, Infologix and Maida Vale, see Amendment No. 6 to Schedule 13D filed September 25, 2000, by such parties with respect to their ownership of stock in the Company. The purchase was made pursuant to a Stock Purchase Agreement dated as of September 12, 2000, by and among Datamatics, Infologix and Maida Vale (the "Stock Purchase Agreement").

   Datamatics acquired the common stock of the Company purchased under the Stock Purchase Agreement in a privately negotiated transaction with a view toward acquiring control of the Company. Depending upon market conditions and other factors that Datamatics may deem material to its business strategy, Datamatics may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it now owns or hereafter may acquire. It is the present intention of Datamatics, however, not to purchase all the remaining outstanding shares of common stock of the Company. Accordingly, it is Datamatics' intention that the Company remain a reporting company under the Securities Exchange Act of 1934 and that it retain its present listing status for its shares of common stock on the Over-the-Counter Bulletin Board. Datamatics has engaged in the past, engages at the present time, and plans in the future to engage, in business transactions with the Company in the ordinary course of business for both companies. Datamatics may, in the future, make additional investments in the Company or lend money to the Company to enhance the Company's financial position.

   Datamatics contemplates that it will exercise its voting power to elect a new board of directors of the Company, which will provide majority representation for Datamatics, and as described elsewhere in this Item 4, at least one seat on the board of directors for one person nominated by Infologix and Maida Vale.

   Datamatics will continue to explore various alternatives to enhance the business of the Company. This could include matters such as an extraordinary transaction, including a merger, reorganization or liquidation involving the Company; a sale or transfer of a material amount of assets of the Company; a change in the capitalization or dividend policy of the Company; or changes in the Company's articles of incorporation, bylaws, which, among other things, could impede the acquisition of control of the Company by any person other than Datamatics. Datamatics will continue to explore these and other alternatives as well as possible modifications of its investment in the Company. Datamatics may take other steps, change its intentions as expressed above, acquire additional securities of the Company, or dispose of securities of the Company in the open market or pursuant to private transactions.

   Except as set forth in this Item 4, Datamatics does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 Schedule 13D.

   Under a separate Voting Agreement dated as of September 12, 2000, and effective as of the closing of the Stock Purchase Agreement between Datamatics, Infologix and Maida Vale (the "Voting Agreement"), Infologix and Maida Vale have agreed that Maida Vale will be obligated to vote such shares of the Company as they may own, for a period of two years from the date of the Voting Agreement, in accordance with Datamatics' instructions as to the election of directors nominated by Datamatics. Under the Voting Agreement, Datamatics will be obligated to vote all of the shares of Common Stock it holds, for a period of two years from the date of the Voting Agreement, in accordance with Maida Vale's instructions as to the election of one director nominated by Maida Vale. In addition, the Voting Agreement will require Maida Vale to vote all of its shares of Common Stock in accordance with Datamatics' instructions, for a period of two years from the date of the Voting Agreement, in the case of the following potential transactions that require shareholder votes to be taken: (i) sale of all or substantially all of the Company's assets; (ii) the acquisition of the Company by another corporation or entity by consolidation, merger or other reorganization in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, or any other consolidation, merger or other reorganization involving the Company; (iii) the liquidation, dissolution, winding-up or similar transaction of the Company; (iv) the amendment or proposed amendment of the articles of incorporation or bylaws of the Company, provided that such amendment or proposed amendment does not adversely affect the rights of Infologix or Maida Vale; (v) the reincorporation of the Company in a jurisdiction other than California; and (vi) any matter relating to the Company's European operations.

   Under the Stock Purchase Agreement, Datamatics has agreed that for a period of two years, it will not, and will cause its affiliates not to, (i) engage in any transaction with the Company on terms and conditions that would be less favorable to the Company or its shareholders than a transaction entered into with an unaffiliated third party on terms and conditions that reflect fair market value where neither party is under any compulsion to engage in such transaction if such transaction would constitute a violation of its legal duties, fiduciary other otherwise, to the Company or its shareholders, or (ii) divert from the Company any corporate opportunity in violation of its legal duties, fiduciary or otherwise to the Company or its shareholders.

   Under the Stock Purchase Agreement, Datamatics made a commitment to loan to the Company within seven days of the closing of the Stock Purchase Agreement, not less than $550,000 to finance the Company's anticipated working capital needs. The $550,000 loan to the Company from Datamatics was made on October 3, 2000, pursuant to a convertible promissory note due September 25, 2001, the terms of which permit Datamatics to acquire upon conversion that number of shares of common stock of the Company as is equal to the quotient of a fraction, the numerator of which is the balance of principal and unpaid interest, and the denominator of which is a conversion price of thirty-six cents ($0.36) per share. As a result Datamatics has the right at any time to convert the note into shares of common stock of the Company. The conversion rate would result in the issuance of 1,527,777 shares being issued to Datamatics upon conversion of the full principal amount of the note. Additional shares would be issuable upon conversion of the amount owed from time to time under the note for accrued and unpaid interest, which accrues under the terms of the note at a variable rate equal to 2% above the prime rate as published from time to time in the Wall Street Journal "Money Rates"
                                              -------------------
   column. If the convertible note held by Datamatics were held and converted immediately prior to maturity, an additional 152,778 shares would be issuable on conversion of the accrued and unpaid interest based upon an assumed interest rate of 10% per annum from the date of issuance until maturity. The effective rate of interest on the convertible note as of the date of this filing was 11.5%.

   Pursuant to the Stock Purchase Agreement, Maida Vale acquired 1,034,181 shares of common stock of the Company on October 18, 2000, upon conversion of a convertible promissory note in the principal amount of $500,000 issued in June 2000 by the Company to Maida Vale. As a result of (i) the purchase by Datamatics described in this Item 4, (ii) the conversion by Maida Vale of the convertible note held by it, and (iii) the Voting Agreement, Datamatics has sole or shared voting control (excluding shares that might be issued in the future upon conversion, in whole or in part, of the convertible promissory note held by Datamatics) over an aggregate of 3,251,716 (58.6%) shares of the Company's shares issued and outstanding at March 31, 2000 (as otherwise adjusted for shares issued as described in Item 5 below). Assuming the ownership by Datamatics of shares issuable upon conversion of the principal amount of convertible note held by it, Datamatics' aggregate beneficial ownership would cover a minimum of 4,780,132 shares (67.5%) of the Company's common stock. This excludes shares issuable to Datamatics in payment of accrued and unpaid interest on the note.

   Prior to the purchase of shares of common stock of the Company under the Stock Purchase Agreement, Datamatics owned 200,000 shares of the common stock of the Company which shares were previously acquired in 1997, and which it continues to own. The shares were previously reported as 800,000 shares on Datamatics filing on Schedule 13G dated January 18, 1997, but these 800,000 shares were subsequently reduced to 200,000 shares pursuant to the Company's one for four "reverse" stock split effective November 7, 1997.

5. Interest in Securities of the Issuer:

   (a) For purposes of this Schedule 13D, Datamatics beneficially owns as of the date of this filing 4,780,132 shares of the common stock of the Company (the "Beneficially Owned Shares"), comprising approximately 67.5% of the issued and outstanding shares of common stock of the Company. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934. The calculations in this Item are based upon 7,077,705 shares of common stock of the Company issued and outstanding (based upon the Company's report on Form 10-QSB for the period ended March 31, 2000 filed with the Securities and Exchange Commission, as adjusted to reflect (i) the Company's issuance in July 2000 of 46,376 shares to certain employees in lieu of pay, (ii) the issuance of 1,034,181 shares of Maida Vale upon conversion of the note held by it as described in Item 4 above, and (iii) the Company's issuance of the convertible promissory note in the principal amount of $550,000 to Datamatics described in Item 4 above, although shares issuable in exchange for unpaid interest on this note have not been included in these calculations because the number of such shares that might thereby become issuable is not presently known).

   (b) Except as described in Item 4 above, Datamatics is the sole owner of the Beneficially Owned Shares and has the sole power to vote and dispose of all the Beneficially Owned Shares.

   (c) Datamatics has not effected any transactions in shares of the common stock of the Company or in any options or warrants to purchase common stock in the past 60 days, except as described in Item 4 above.

   (d) Datamatics affirms that, except as described in Item 4 above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by Datamatics.

   (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

   Except as set forth in Item 4 above, and except as described in this Item, Datamatics does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company. A U.S. employee of an affiliate of Datamatics, Pradeep Barthakur, is a member of the board of directors of the Company.
   Mr. Barthakur beneficially owns in his own right 205,250 shares of the outstanding shares of the Company. The shares held by Mr. Barthakur consist of 185,000 shares owned directly, and vested rights to purchase 20,250 shares pursuant to stock options.

7. Material to be Filed as Exhibit:

   Voting Agreement dated as of September 12, 2000, by and among Datamatics Technologies, Ltd., Tallard Infologix B.V. and Maida Vale Limited.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              DATAMATICS TECHNOLOGIES LIMITED



Dated October 18, 2000                By:    /s/ Manish H. Modi
                                             -----------------------------------

                                       Name:  Manish H. Modi
                                       Title: President, CEO

                                         Appendix A to Schedule 13D
                                         by Datamatics Technologies Limited
                                         Date of Event: October 3, 2000


                  BOARD OF DIRECTORS OF THE REPORTING PERSON

---------------------------------------------------------------------------
Dr. Lalit S. Kanodia

Chairman
Red Rose, 44, Pochkhanwala Road,
Worli,
Mumbai - 400 025

Occupation:  Executive Chairman, Datamatics, Limited
---------------------------------------------------------------------------
Mr. Rahul L. Kanodia
Director

(son of Dr. Lalit S. Kanodia)
Red Rose, 44, Pochkhanwala Road,
Worli,
Mumbai - 400 025
Occupation:  Managing Director, Datamatics, Limited
---------------------------------------------------------------------------
Mrs. Asha L. Kanodia

Director

(wife of Dr. Lalit S. Kanodia)
Red Rose, 44, Pochkhanwala Road,
Worli,
Mumbai - 400 025

Occupation:  Proprietress, Datamatics Staffing Services
---------------------------------------------------------------------------
Mr. Radhakrishna Saraswat

Director

6-A, Asian Assurance Bldg.,
Manmala Tank Road, Mahim,
Mumbai - 400 016.

Occupation:  Finance Director, Datamatics, Limited
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Mr. Dilip V. Thakore

Director

6-E, Gulmohar Apartments
20, Convent Road,
Bangalore 560 025.

Occupation:  Journalist and Magazine Editor
---------------------------------------------------------------------------
Mr. Kailash C. Katiyar

Director

Sterling Apartments
264, Sher-e-Punjab Society,
Mahakali Caves Road,
Andheri (E),
Mumbai 400 093.

Occupation:  Business Consultant
---------------------------------------------------------------------------
Mr. Mukund G. Diwan

Director

Flat No. 3, Gulmohar Building,
Near LIC Office,
S. V. Road,
Vile Parle (East),
Mumbai - 400 056.

Occupation:  Business Consultant
---------------------------------------------------------------------------

                   EXECUTIVE OFFICERS OF THE REPORTING PERSON


Dr. Lalit S. Kanodia, age 59 years, is the Chairman of the Company.

Mr. Manish Modi, age 36 years, is the Chief Executive Officer and President of the Company.

Mrs. Usha M. Rao, age 59 years , Head - R & D, holds the position of Director-Systems.

Mr. N. Viswanathan, age 49 years, Vice President. Mr. Viswanathan is in charge of the content and domain division of the Company.

Mr. K.V. Kapadia, age 50 years, Senior General Manager Finance and Accounts.

Mr. Mahesh Zurale, age 34 years, Vice President. Mr. Zurale is in charge of the software division of the Company.

Mr. Ulhas Buddhisagar, age 44 years, General Manager and Chief Technical
Officer.

Mr. Rajiv Joshi, age 37 years, Company Secretary.

Ms. Charu Sabnavis age 37 years, Sr. Manager- Training. She heads the Human Resource function of the Company.